934672

DC No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06022885

January 18, 2006

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
Fort Worth, TX 76161-2830

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/18/2006

Re: Burlington Northern Santa Fe Corporation

Dear Mr. Moreland:

This is in regard to your letter dated January 12, 2006 concerning the shareholder proposal submitted by the International Brotherhood of Teamsters General Fund for inclusion in BNSF's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that BNSF therefore withdraws its December 22, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001

BNSF

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

1934 Act/Rule 14a-8

December 22, 2005

By Messenger

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation – Shareholder Proposals Submitted by the Massachusetts Laborers' Benefit Funds and the International Brotherhood of Teamsters

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude the proposal submitted by the International Brotherhood of Teamsters from our proxy materials for our 2006 annual meeting of shareholders, which we expect to file in definitive form on or about March 13, 2006.

On October 25, 2005, we received a shareholder proposal from the Massachusetts Laborers' Benefit Fund (the "First Proposal") for inclusion in our 2006 annual meeting proxy materials. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A), reads as follows:

> Resolved: That the shareholders of Burlington Northern Santa Fe ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

On November 17, 2005, we received an effectively identical shareholder proposal from the International Brotherhood of Teamsters (the "Second Proposal") for inclusion in our 2006 annual meeting proxy materials. The proposal (which, together with the accompanying statement in support, is attached as Exhibit B), reads as follows:

> **RESOLVED:** That the shareholders of Burlington Northern Santa Fe ("BNSF" or "the Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposals and this letter, which sets forth the grounds upon which we deem omission of the proposals to be proper. For your convenience, we have enclosed copies of the no-action letters referred to herein (although we have not enclosed all of the supplemental information included in each of those files). Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponents to notify them of our intention to omit the proposal from our 2006 annual meeting proxy materials.

We believe that the Second Proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Second Proposal May Be Properly Omitted under Rule 14a-8(i)(11) Because It Duplicates the Proposal Submitted by the Massachusetts Laborers' Benefit Funds

Rule 14a-8(i)(11) permits the Company to omit a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In order for a proposal to be excluded, the two proposals need not be identical. Proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative for purposes of the rule even if they differ in terms and scope. See Paychex Inc. (July 18, 2005); Sun Microsystems Inc. (July 29, 2005). "[T]he purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other." Securities Exchange Act Release No. 34-12999 (November 22, 1976).

The two proposals at issue here are identical except for a few inconsequential phrasing disparities. As demonstrated above, the proposals themselves are exactly the same other than a difference in the parenthetical abbreviating the Company's name. The are two sentences in the supporting statements (one in paragraph four and one in paragraph five) that are phrased differently, but there is no question that the "principal focus" of the two proposals is the same. Including both proposals in the proxy materials would create the potential for confusion for the shareholders.

For this reason, the Company believes that the Second Proposal should be omitted pursuant to Rule 14a-8(i)(11).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Second Proposal is omitted from our 2006 annual meeting proxy materials.

To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams by telephone at (817) 352-3466 or by facsimile at (817) 352-2397. The facsimile number for the proponent is (202) 624-6833.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland AER

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Enclosures
cc: C. Thomas Keegel

EXHIBIT A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

RECEIVED
OCT 26 2005
JEFF MORELAND

Sent Via Fax (817) 352-7111

October 25, 2005

Mr. Jeffrey R. Moreland
Executive Vice President and Secretary
Burlington Northern Santa Fe
2650 Lou Menk Drive
Fort Worth, TX 76131

Dear Mr. Moreland,

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Burlington Northern Santa Fe ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,455 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Burlington Northern Santa Fe ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil,
Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

EXHIBIT B

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

RECEIVED
NOV 14 2005
JEFF MORELAND

November 14, 2005

BY FAX: 817-352-7111
BY UPS NEXT DAY

Mr. Jeffrey R. Moreland, Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, Fl 2
Fort Worth, TX 76131

Dear Mr. Moreland:

I hereby submit the following resolution on behalf of the Teamster General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2006 Annual Meeting.

The Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting. Enclosed is relevant proof of ownership.

Any written communication should be sent to the above address via U.S. Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only Union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

RESOLVED: That the shareholders of Burlington Northern Santa Fe ("BNSF" or "the Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance document (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

SUPPORTING STATEMENT: Our Company is incorporated in Delaware. Delaware law provides that a Company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporations' certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the Board of Directors must receive a majority of the votes cast to be elected or re-elected to the Board.

We believe a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

Similar proposals to this one received high levels of support last year, winning majority support at Advanced Micro Devices, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon and others. Leading proxy advisory firms also recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the Board; however, this policy is valid only if the

Board accepts the resignations. We believe that these policies are inadequate for they are based on the continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support **FOR** this important director election reform.

RECEIVED
NOV 1 4 2005
JEFF MORELAND

Amalgamated Bank
America's Labor Bank

November 11, 2005

Jeffrey R. Moreland, Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, Fl 2
Fort Worth TX 76131

Re: Burlington Northern Santa Fe Corporation - International Brotherhood of Teamsters General Fund

Dear Mr. Moreland:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 60 shares of Burlington Northern Santa Fe Corporation common stock, with a market value as of the date of this letter of $3,910.00. This client of the Amalgamated Bank has held this position in Burlington Northern Santa Fe Corp. common stock for more than one year. The fund intends to hold this position for at least one year longer.

The shares are held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the International Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

PAYCHEX®

PAYCHEX INC (PAYX)

911 PANORAMA TRAIL S
ROCHESTER, NY 14625-0397
716. 385.6666
http://www.paychex.com/

NO ACT

NO ACTION LETTER
Filed on 07/18/2005

YR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PUBLIC REFERENCE COPY

July 18, 2005

Stephanie L. Schaeffer
Director of Legal Affairs
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14625

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/18/2005

Re: Paychex, Inc.
Incoming letter dated June 10, 2005

Dear Ms. Schaeffer:

This is in response to your letter dated June 10, 2005 concerning the shareholder proposal submitted to Paychex by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

July 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Paychex, Inc.
Incoming letter dated June 10, 2005

The proposal requests that the board initiate the appropriate process to amend Paychex's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

There appears to be some basis for your view that Paychex may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in Paychex's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Paychex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

PAYCHEX®
911 Panorama Trail South
Rochester, NY 14625
(585) 385-6666
www.paychex.com

RECEIVED
2005 JUN 13 PM 12: 31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 10, 2005

Via Hand Delivery and Overnight Delivery

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Paychex, Inc. Shareholder Proposal Submitted On Behalf of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Paychex, Inc. ("Paychex" or the "Company") omits from its proxy materials for its 2005 Annual Meeting of Shareholders a proposal and supporting statement (the "Second Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"), dated May 2, 2005, but received by the Company via mail on May 3, 2005.

It is our opinion that the Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates a proposal submitted by the AFSCME Employees Pension Plan (the "First Proposal" and, with the Second Proposal, the "Proposals") which was previously submitted to the Company on May 2, 2005 and which the Company intends to include in its proxy materials for its 2005 Annual Meeting of Shareholders.

We have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Second Proposal. (The Second Proposal is enclosed as Exhibit 1). For your convenience, we have also enclosed six copies of all other correspondence exchanged between the Company and the Proponent to date in connection with the Second Proposal (as part of Exhibit 1), as well as six copies of the First Proposal (as Exhibit 2). A copy of this letter is being mailed simultaneously to the Proponent informing it of the Company's intention to omit the Second Proposal from its proxy materials for its 2005 Annual Meeting of Shareholders.

The resolution portion of the Second Proposal is as follows:

"Resolved: That the shareholders of Paychex, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Pursuant to Rule 14a-8(i)(11), the Company may omit a proposal if it substantially duplicates a proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

The resolution portion of the First Proposal is as follows:

"RESOLVED that the stockholders of Paychex, Inc. ("Paychex" or the "Company") amend Article II, section 9 of the bylaws to add the following sentence immediately before the last sentence in that section:

'Directors shall be elected by a majority of the shares present in person or represented by proxy, provided a quorum is present at the meeting.'"

The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. See, e.g., USG Corp. (April 7, 2000) (hereafter, "USG Corp."). In USG Corp. the Staff concluded that a proposal requesting that the board of directors redeem its shareholder rights agreement and not reinstitute or replace the shareholder rights agreement with any other form of "poison pill" was substantially duplicative of a proposal that would require the company to redeem or cancel its shareholder rights agreement and would prohibit any new shareholder rights agreement or other form of "poison pill" from becoming effective unless it had been approved by the company's shareholders. Similarly, in AT&T Corp. (March 2, 2005), the Staff permitted the company to omit a proposal from its proxy materials on the basis that such proposal was substantially duplicative of a previously received proposal where the first proposal would amend the company's by-laws to require that the Board of Directors seek shareholder ratification of certain types of severance agreements with any officer that would provide specified types of severance benefits with a total present value exceeding 2.99 times the sum of the officer's base salary plus target bonus and the second proposal would urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, which would provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus. Baxter International (February 7, 2005) provides an additional example of the Staff's stated position on the application of Rule 14a-8(i)(11) where the proposals are not identical but share the same core issues. In Baxter, the Staff concurred in the company's conclusion that a shareholder proposal was substantially duplicative of a previously received proposal where the first proposal requested that the company's Directors take the necessary steps to amend the by-laws to require that each director be elected annually, and the second proposal asked that the company take the necessary steps to reorganize the company's Board of Directors into one class subject to election each year.

The core issues addressed by the First Proposal and the Second Proposal are the same. Each Proposal seeks to institute the requirement that the Company replace the plurality voting standard for the election of directors that it presently uses with the requirement that directors be elected by the majority vote of the shareholders. In addition, the supporting statements for the Proposals include similar arguments in support of a majority vote standard. For example, both Proposals cite the concern that under a plurality voting standard, a director nominee in a director election could be elected by a single affirmative vote, even where a majority of the votes cast are "withheld" from the director nominee.

The Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative for purposes of Rule 14a-8(i)(11) even where such proposals differ as to terms and scope. See, e.g., Comcast Corporation (March 22, 2005) (hereafter, "Comcast") (granting relief where the first proposal requested that the company's Board of Directors adopt a resolution requiring that the Chairman of the Board serve in that capacity only and have no management duties, titles or responsibilities and the second proposal asked the Board of Directors to submit for shareholder approval an amendment to the company's articles of incorporation to require that the Chairman of the Board be an independent director who has not previously served as an executive officer of the company); Bank of America (February 25, 2005) (granting relief where the first proposal recommended that the Board direct management to publish annually a detailed statement of political contributions made by the company and the second proposal requested that the company annually submit to its shareholders a report containing certain detailed information relating to the company's political contributions); and Home Depot (February 28, 2005) (granting relief where the first proposal requested that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that would include specified features and the second proposal asked the compensation committee to adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting).

The Proposals contain an identical "principal thrust" or "principal focus," although the terms differ slightly as to the initial procedure for implementation. The "principal thrust" or "principal focus" of each is adoption of a majority vote standard for the election of directors in place of the plurality vote standard. The Proposals are essentially identical as to scope, but differ procedurally in that the First Proposal, if approved by shareholders, would amend the Company's By-laws to incorporate a majority vote standard for the election of Directors, and the Second Proposal requests that the Board initiate the appropriate process to amend the Company's Restated Certificate of Incorporation or By-laws to incorporate a majority vote standard. Also, both Proposals contemplate the same ultimate implementation methodology (an amendment to one of the Company's organizational documents).

The Staff has taken the position that differences in implementation methodology between proposals that possess the same core issues or have an identical "principal thrust" or "principal focus" may be deemed substantially duplicative for purposes of Rule 14a-8(i)(11). See, e.g., Metromedia International Group, Inc. (March 27, 2001) (hereafter, "Metromedia") (granting relief where the earlier received proposal requested that the Board amend the company's certificate of incorporation and the later received proposal, if approved by shareholders, would have amended the company's by-laws without the need for Board approval); USG Corp. (granting relief where one proposal, if approved by shareholders, would amend the company's by-laws, and the second proposal requested action by the Board of Directors); and Comcast (granting relief where one proposal requested a resolution of the company's board of directors and the other requested that the Board of Directors submit for shareholder approval an amendment to the company's articles of incorporation). As in Metromedia, one of the Proposals, if approved by the Company's shareholders, would automatically amend one of the Company's organizational documents (the Company's By-laws), while the other proposal requests Board action that would subsequently result in an amendment to one of the Company's organizational documents.

The Company believes that if it were to include both Proposals in its proxy materials, the identical nature of the Proposals would create the potential for confusion for its shareholders. In addition, if a majority of the shareholders were to vote in favor of one of the Proposals, but not the other, the Company's Board of Directors would not have a clear understanding of the shareholders' intent with respect to the issue of majority voting in the election of its Directors.

For purposes of Rule 14a-8(i)(11), a registrant may only omit from its proxy materials a proposal which substantially duplicates another previously submitted proposal. See, e.g., USG Corp. As in USG Corp., where the Staff concurred in the company's opinion that the second proposal was substantially duplicative of the first proposal, and could be omitted from the company's proxy materials, Company officials have advised that, while both Proposals are dated May 2, 2005, the First Proposal was received by facsimile that day, while the Second Proposal was received only by mail the following day.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Company's proxy materials for its 2005 Annual Meeting of Shareholders.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (585) 383-3788 or by fax at 585-383-3441.

We appreciate your attention to this request.

Sincerely,

Stephanie L. Schaeffer

Stephanie L. Schaeffer
Director of Legal Affairs
Paychex, Inc.

cc: Douglas J. McCarron
General President
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 2001
Phone: (202) 546-6206
Facsimile: (202) 543-5724
[Via facsimile and Overnight Mail]

Ed Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001
Phone: (202) 546-6206 ext. 221
Facsimile: (202) 543-4871
[Via facsimile and Overnight Mail]

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

May 2, 2005

John M. Morphy
Corporate Secretary
Paychex, Inc.
911 Panorama Trail South
Rochester, NY 14626-0397

Dear Mr. Morphy:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Paychex, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 6,200 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Paychex, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

PAYCHEX®

911 Panorama Trail South
P.O. Box 25397
Rochester, NY 14625-0397

(585) 385-6666
www.paychex.com

May 16, 2005

BY OVERNIGHT MAIL AND FACSIMILE (202-543-5724)

Mr. Douglas J. McCarron, General President
United Brotherhood of Carpenters and Joiners of America
Corporate Affairs Department
101 Constitution Avenue, NW
Washington D.C. 20001
Facsimile: (202) 543-4871

Dear Mr. McCarron:

This letter serves to notify the United Brotherhood of Carpenters and Joiners of America (the "Brotherhood of Carpenters") on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") that the shareholder proposal submitted to Paychex, Inc. (the "Company") on behalf of the Fund for inclusion in the Company's proxy statement to be circulated to the Company's shareholders in connection with the next annual meeting of shareholders of the Company, does not comply with the eligibility requirements set forth in Rule 14a-8(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and the Company intends to exclude the proposal pursuant to Rule 14a-8(f) of the Exchange Act ("Rule 14a-8(f)").

The Company intends to exclude the Fund's proposal for failure to verify its eligibility to submit the proposal to the Company. Rule 14a-8(b) provides that in order to prove eligibility, the shareholder proponent must submit:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and

- either:

    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement, along with a written statement on behalf of the Fund that it continuously held the required number of shares for the one-year period as of the date of the statement.

A copy of Rule 14a-8 is attached hereto for your reference.

In order to adequately cure this defect, the Fund must provide a response to the Company that is postmarked, or transmitted electronically, no later than 14 days from the date the Brotherhood of Carpenters receives this notification on behalf of the Fund, the following :

- a written statement from the "record" holder of the Fund's shares in the Company verifying that, at the time the Fund submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins.

Sincerely,

John Morphy
Sr. Vice President, Chief Financial Officer
Secretary, Treasurer

Enclosure

cc: J. Jenkins, Harter Secrest & Emery LLP (via fax)

SUN MICROSYSTEMS, INC. (SUNW)

4150 NETWORK CIRCLE
SANTA CLARA, CA 95054
650. 960.1300
http://www.sun.com/

NO ACT

NO ACTION LETTER
Filed on 07/29/2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

July 29, 2005

PUBLIC REFERENCE COPY

Katharine A. Martin
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/29/2005

Re: Sun Microsystems, Inc.
Incoming letter dated July 1, 2005

Dear Ms. Martin:

This is in response to your letters dated July 1, 2005 and July 12, 2005 concerning the shareholder proposal submitted to Sun by the California Public Employees' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter H. Mixon
General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

W&GR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

650 Page Mill Road
Palo Alto, CA 94304-1050
PHONE 650.493.9300
FAX 650.493.6811
www.wsgr.com

RECEIVED
2005 JUL -6 PM 4:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Performance-Based Equity Compensation Received May 26, 2005

Dear Sir or Madam:

This letter is submitted on behalf of Sun Microsystems, Inc. ("Sun" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the intention of the Company to exclude a shareholder proposal (the "Proposal") submitted by the California Public Employees' Retirement System (the "Proponent" or "CalPERS") from the Company's proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (the "Proxy Materials"). The Company requests that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached materials.

To meet printing and distribution requirements, the Company anticipates that it will begin printing its Proxy Materials on or about September 12, 2005 and start mailing its Proxy Materials to stockholders on or about September 19, 2005. The Company currently anticipates filing its definitive Proxy Materials with the Commission on or about September 19, 2005. The Company plans to hold its annual meeting of stockholders on or about October 27, 2005.

I. The Proposal

The Company received correspondence containing a cover letter, the Proposal and a Statement of Ownership Record from the Proponent on May 26, 2005, copies of which have been attached hereto as **Attachment A**. The Proposal seeks shareholder approval to amend the bylaws of the Company to require that at least 50% of future equity compensation be performance-based and that the Board disclose to shareholders the performance metrics used to determine such equity compensation. The Proposal states in its entirety:

RESOLVED, that the shareowners of Sun Microsystems, Inc. (the "Company") amend the Company's bylaws such that (i) at least 50% of future equity compensation, including but not limited to stock options and restricted stock, granted to senior executives shall be performance-based and (ii) the Board shall disclose a reasonable level of detail of the performance metrics of such compensation to shareowners. For the purposes of this resolution, "performance-based" equity compensation shall include the following:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is above the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target over a meaningful time period.

SUPPORTING STATEMENT

CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareowner value. The Company does not use performance-based metrics in awarding equity compensation. The Company solely uses standard options that are time-vested.

In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time."

This proposal is a first step in encouraging the company to use compensation to better motivate its senior executives and to align management with shareowners. While the proposal gives the Company a wide amount of latitude in determining the performance metrics utilized, we encourage the company to utilize meaningful metrics based on the Company's individualized situation and goals. For example, the Company may want to consider utilizing multiple performance metrics that tie small portions of vesting to individual metrics or larger portions of vesting to multiple metrics.

CalPERS believes that history indicates that the Company's compensation policies are not appropriately linked to performance. In 2002 the Company had losses of more than $500 million and granted its top executives 5,616,200 option grants. In 2003, the Company had losses of more than $3 billion but still granted more than 2,500,000 options to its top executives. In 2004, the Company provided substantial equity grants to top executives, a year in which the Company had losses of $388 million and the Company's stock price depreciated by more than 11% from 2003 to 2004 and an additional 13% to date. All of these grants were based on "industry practice and individual or corporate performance as determined by the Committee." However, corporate performance measures were not disclosed.

We urge shareholders to vote FOR this proposal.

* * *

For the reasons stated below, the Company would like to omit the Proposal from its Proxy Materials.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

The Company received the Proponent's Proposal on May 26, 2005. On November 16, 2004, prior to receiving the Proponent's Proposal, Sun received the following proposal (the "Prior Proposal", and together with the "Proposal," the "Proposals") from Service Employees International Union Master Trust ("SEIU") (Attached hereto as **Attachment B**):

RESOLVED, that the shareholders of Sun Microsystems, Inc. ("Sun Microsystems" or the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. Performance-based options are defined as 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is above the market price on the grant date; or 3) performance-vesting options, which vest when a performance target is met.

SUPPORTING STATEMENT

From 2001 through 2004, Sun Microsystems CEO Scott McNealy was awarded options to buy 7,500,000 shares of Sun Microsystems stock. Such grants can result in substantial compensation for only modest gains in share price. For example, if Sun Microsystems' stock price increases by only $1.00 per share (approximately 23% of the $4.31 closing price on October 6th, 2004), Mr. McNealy would reap $7.5 million, even if Sun Microsystems underperformed its competitors during that period.

Compensation of senior executives using stock options is intended to align their interests with those of shareholders and motivate executives to improve company performance. We believe that Sun Microsystems' use of standard stock options to compensate its senior executives has the potential to reward mediocre company performance, and we accordingly urge the Committee to use performance-based options.

Standard stock options give windfalls to executives who are lucky enough to hold them during a bull market, and penalize executives who hold them during a bear market. Investors and market observers including Warren Buffett, Alan Greenspan and Al Rappaport criticize standard options on the ground that they inappropriately reward mediocre or poor performance --Buffett has stated that standard stock option plans are "really a royalty on the passage of time"--and favor the use of indexed options.

Performance-based options tie compensation more closely to company --rather than stock market --performance. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging re-pricing in the event of an industry downturn.

A 2002 report by the Conference Board's Commission on Public Trust and Private Enterprise, formed to make recommendations to restore public confidence in the markets and U.S. corporations, endorsed the use of performance-based options. The Commission identified factors contributing to an environment "ripe for abuse," including "the unprecedented bull market," which "led to massive, excessive unanticipated gains from options unrelated to management's operating performance."

Leading companies such as Avery Dennison, Capital One, Mattel and Union Pacific have adopted performance-based plans. According to Avery Dennison's most recent proxy statement, its approach, which postpones vesting until nine years and nine months after grant unless performance targets are met, "is designed to promote the creation of stockholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years."

We urge shareholders to vote FOR this proposal.

* * *

Rule 14a-8(i)(11) permits the exclusion of a proposal that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting". The Commission has stated that "the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted by proponents acting independently of each other". See Exchange Act Release No. 34-12999 (November 22, 1976).

The Staff, in granting requests for no action relief under this rule, has consistently taken the position that proposals need not be identical in terms and scope to be considered substantially duplicative. The Staff has instead looked to whether the proposals present the same "principal thrust" or "principal focus". For example, in a no action letter granted to Pacific Gas & Electric Company (February 1, 1993), the Staff compared the "principal thrust" and "principal focus" of several similar proposals and permitted the exclusion of a proposal urging a different compensation limit (25 times the average employee wages, while two other proposals had either a specific dollar limit or no salary limit), different terms and a different scope than two earlier proposals.

In light of the Staff's past interpretations of Rule 14a-8(i)(11), the Proposal is clearly substantially duplicative of the Prior Proposal. The "principal thrust" or "principal focus" of each proposal is that a substantial portion of the Company's future equity compensation grants to senior executives be "performance-based". Each of the Proposals provide examples of "performance-based" equity compensation: indexed options, premium-priced stock options and performance-vesting options as the vehicles to carry out the Proposals. Besides stating its proposal in mandatory terms, which is discussed further below, the Proposal goes only slightly further in its requirement that the Board disclose a reasonable level of detail of the performance metrics, which would generally already be required by the Company's public filings, and otherwise is essentially the same as the Prior Proposal sent to the Company, which was received approximately six months prior to the Proposal.

The Staff has agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than a prior proposal may be excluded under Rule 14a-8(i)(11). See Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and Siebel Systems, Inc. (April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). See also Abbott Laboratories (February 4, 2004) ("Commonsense Executive Compensation" proposal urging use of performance and time-based restricted shares in lieu of options, as well as a range of additional limitations on compensation and severance arrangements substantially duplicates a narrower prior proposal urging prohibition of executive options); and General Electric Company (January 22, 2003) (proposal requesting a report considering freezing executive salaries during layoffs, setting a ceiling on ratio of pay of executive officers to lowest paid employees, and seeking shareholder approval for executive severance exceeding two times salary substantially duplicates prior proposal requesting report comparing compensation of top executives and lowest paid workers).

In this case, the Proposal was received approximately six months later and addresses the same subject matter as the Prior Proposal, and for the reasons stated above and consistent with the Staff's prior interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Prior Proposal that Sun will include in its 2005 Proxy Materials.

III. The Proposal is Mandatory and Therefore Improper Under State Law, and May Also Be Omitted Under Rule 14a-8(i)(1).

Rule 14a-8(i)(1) permits a registrant to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In the Note to such rule, the Commission explains that proposals that are mandatory and binding on a company may not be considered proper under state law. The staff has consistently permitted exclusion of a shareholder's proposal if it is mandatory rather than precatory if improper under the registrant's state law. *See, e.g.* Kmart Corporation (March 27, 2000) (a proposal could be successfully challenged as an improper subject for shareholder action under Michigan law because the proposal was mandatory rather than precatory).

The Proposal relates to executive compensation and the language of such Proposal is mandatory rather than precatory. By using the phrase "shall be performance-based" in the context of a bylaw amendment, the Proposal is more than a recommendation that the Company's board of directors consider certain action. The Proposal's binding nature would therefore require the Company's board of directors to relinquish part of its statutory authority pursuant to Section 141 of the Delaware General Corporation Law which grants the Board the authority to manage the business and affairs of the Corporation. We therefore believe that the Proposal is excludable under Rule 14a-8(i)(1).

* * * * *

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (650) 565-3522.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Katharine A. Martin

Enclosures: Letter from CalPERS dated May 25, 2005
CalPERS Proposal and Supporting Statement
Statement of Record of Ownership

cc: Peter H. Mixon
CalPERS
P.O. Box 942707
Sacramento, CA 94229-2707

Attachment A

Cover Letter and Proposal from the Proponent on May 25, 2005

Statement of Ownership Record from the Proponent dated May 25, 2005

Brian+1

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

CalPERS

May 25, 2005

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Sun Microsystems, Inc.
Attn: Michael A. Dillon, Corporate Secretary
Senior Vice President, and General Counsel
4150 Network Circle
Santa Clara, CA 95054

Re: Notice of Shareholder Proposal

Mr. Dillon:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that the concerns we have previously communicated with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Bill McGrew, Corporate Governance – CalPERS
Mr. Scott G. McNealy, Chairman and Chief Executive Officer
Jeffrey L. Boldt, Director, Investor Relations

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 13,148,828 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Sun Microsystems, Inc. (the "Company") amend the Company's bylaws such that (i) at least 50% of future equity compensation, including but not limited to stock options and restricted stock, granted to senior executives shall be performance-based and (ii) the Board shall disclose a reasonable level of detail of the performance metrics of such compensation to shareowners. For the purposes of this resolution, "performance-based" equity compensation shall include the following:

(1) indexed stock options, the exercise price of which is linked to an industry index;

(2) premium-priced stock options, the exercise price of which is above the market price on the grant date; or

(3) performance-vesting options or restricted stock, which vest (i) when the Company exceeds objectives with respect to specific performance metrics, such as return on invested capital, return on assets and/or return on equity, or any weighted mix of such metrics, or (ii) when the stock's market price exceeds a specific target over a meaningful time period.

SUPPORTING STATEMENT

CalPERS supports compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareowner value. The Company does not use performance-based metrics in awarding equity compensation. The Company solely uses standard options that are time-vested.

In CalPERS' view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett and Alan Greenspan, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time."

This proposal is a first step in encouraging the Company to use compensation to better motivate its senior executives and to align management with shareowners. While the proposal gives the Company a wide amount of latitude in determining the performance metrics utilized, we encourage the Company to utilize meaningful metrics based on the Company's individualized situation and goals. For example, the Company may want to consider utilizing multiple performance metrics that tie small portions of vesting to individual metrics or larger portions of vesting to multiple metrics.

CalPERS believes that history indicates that the Company's compensation policies are not appropriately linked to performance. In 2002 the Company had losses of more than $500 million and granted its top executives 5,616,200 option grants. In 2003, the Company had losses of more than $3 billion but still granted more than 2,500,000 options to its top executives. In 2004, the Company provided substantial equity grants to top executives, a year in which the Company had losses of $388 million and the Company's stock price depreciated by more than 11% from 2003 to 2004 and an additional 13% to date. All of these grants were based on "industry practice and individual or corporate performance as determined by the Committee." However, corporate performance measures were not disclosed

We urge shareowners to vote FOR this proposal.

BNSF

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

1934 Act/Rule 14a-8

January 12, 2006

By Messenger

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation – Shareholder Proposal Submitted by the International Brotherhood of Teamsters

Dear Sir or Madam:

We received a letter dated January 5, 2006, from the International Brotherhood of Teamsters notifying us that it has withdrawn its shareholder proposal. A copy of the withdrawal letter is attached.

For the foregoing reason, we withdraw our December 22, 2005, request for a no-action letter relating to this proposal. If the Staff has any questions, please contact Jeffrey T. Williams by telephone at (817) 352-3466.

Very truly yours,

Jeffrey R. Moreland AEL

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Enclosures
cc: C. Thomas Keegel
International Brotherhood of Teamsters

5112079.2 04356612

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

C. THOMAS KEEGEL
General Secretary-Treasurer

202.624.6800
www.teamster.org

RECEIVED
JAN 0 6 2006
JEFF MORELAND

January 5, 2006

BY FAX: 817-352-7111
BY UPS NEXT DAY

Mr. Jeffrey R. Moreland, Corporate Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive, Floor 2
Fort Worth, TX 76131

Dear Mr. Moreland:

I hereby withdraw the resolution filed on behalf of the Teamster General Fund to be included in the Company's 2006 Proxy Statement.

If you should have any further questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
General Secretary-Treasurer

CTK/jo